

Scott Barnum · 3rd

Board Member/Executive Chairman at Fresh Victor

San Francisco Bay Area · 500+ connections · **Contact info**

 **Fresh Victor**

 **Columbia University Graduate School of..**

Experience



Board Member/Executive Chairman

Fresh Victor · Freelance

2015 – Present · 5 yrs

San Francisco Bay Area

Currently supporting an early-stage founding team and business that makes an innovative beverage for the Food Service/Hospitality industry - a line of complete fresh mixers for making craft cocktails and mocktails... just add spirit(s), ice, garnish and serve! Easier, faster, more efficient than batching your own mixers on premise... and great tasting too. Eliminates purchasing, preparation and clean up hassles. All-natural, clean label, low calorie. Very versatil - one flavor can make many different drinks. Improves consistency batch-to-batch and mixologist-to-mixologist.

Founder

Tribal Elder Advisors

2013 – Present · 7 yrs

Atherton, CA

Strategy, Board Governance and Advisory Consulting for Early-Stage Consumer Products Companies

Board Member/COO/Advisor to CEO-Founders





Krave Pure Eats
2011 – 2015 · 4 yrs
Sonoma, CA



Executive Chairman/Board Member
Attune Foods
2010 – 2013 · 3 yrs
San Francisco Bay Area



Inventory Depletion Expert/Board Member/Advisor To CEO-Founder
LaLoo's Goat Milk Ice Cream Company
Jan 2009 – Dec 2012 · 4 yrs
Petaluma, CA

Show 5 more experiences ⌄

Education



Columbia University Graduate School of Business
MBA, Marketing and International Business
1980 – 1982

Pacific Lutheran University
BBA, Marketing and Management

Volunteer Experience

Managing Member
Atherton Disaster And Preparedness Team - ADAPT
2006 – Present · 14 yrs
Disaster and Humanitarian Relief

Local Community Emergency Response Team that supports fire, police and other first responders at the neighborhood level during a disaster or major emergency (light search and rescue). Work with local government to help organize neighborhoods and neighborhood response in the event of an earthquake or other similar event.

Alumni Board Member
Pacific Lurtheran University
2014 – Present · 6 yrs
Education

Parent Council Member
Elon University
2015 – Present • 5 yrs
Education

Skills & Endorsements

Strategy · 55

 Endorsed by **John Lanman and 4 others who are highly skilled at this**

 Endorsed by **2 of Scott's colleagues at el**

Start-ups · 49

 Endorsed by **Jane Metcalfe and 9 others who are highly skilled at this**

 Endorsed by **2 of Scott's colleagues at el**

Management · 41

Endorsed by **Gavin Blunt and 1 other who is highly skilled at this**

Endorsed by **2 of Scott's colleagues at P**

Show more ⌄

Recommendations

Received (2)   Given (14)

Kimo Kekahuna
CEO - Native Advertising Agency
June 2, 2010, Kimo worked with Scott in different groups

Excellent knowledge, heart and skill.

Stu Haugen (stuhaugen@swhaugen .com)
Serial Value Creation in Lean Environments, Special Situations, & Start-Ups

Scott and I worked together on numerous projects in our ti
Pepsi International. He is bright, creative, energetic, person
and he gets it done. I would work with Scott again at any ti
with great pleasure and recommend him without reservatio

January 13, 2010, Stu was
senior to Scott but didn't
manage directly

